SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 16, 2005
Shaw Communications Inc.
By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW RENEWS NORMAL COURSE ISSUER BID
Calgary, Alberta, November 14, 2005—Shaw Communications Inc. (“Shaw”) announced today that it has received approval from The Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. Shaw’s normal course issuer bid will now expire on November 16, 2006, in accordance with the rules of the TSX.
Under Shaw’s previously approved issuer bid, during the 12 month period commencing November 8, 2004, Shaw purchased an aggregate of 12,260,000 Class B Non-Voting Shares at a weighted average price of $25.15. All such shares have been cancelled.
As approved by the TSX, during the period of November 17, 2005 to November 16, 2006, Shaw is now authorized to acquire up to an additional 11,900,000 Class B Non-Voting Shares representing approximately 10% of the public float of Class B Non-Voting Shares. A total of 207,274,005 Class B Non-Voting Shares of Shaw were issued and outstanding as at October 31, 2005.
Shaw continues to believe that purchases of Class B Non-Voting Shares under the bid are in the best interests of the Corporation and its shareholders and that such purchases constitute a desirable use of Shaw’s free cash flow that is expected to enhance the value of the remaining Class B Non-Voting Shares.
Class B Non-Voting Shares will be purchased by Shaw on the open market through the facilities of the TSX pursuant to its rules governing normal course issuer bids. The price that Shaw will pay for any shares purchased pursuant to the bid will be the prevailing market price for the shares on the TSX at the time of such purchase. Any Class B Non-Voting Shares purchased back by Shaw pursuant to the bid will be cancelled.
The bid does not apply to Class A Voting Participating Shares of Shaw.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX - SJR.NV.B, NYSE - SJR).

This news release contains forward-looking statements that are based on current conditions and assumptions and that are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

For further information, please contact:
Steve Wilson
Senior Vice-President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500
www.shaw.ca

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